Exhibit 99.42
Quest Uranium Corporation
QUEST’S B-ZONE REE DEPOSIT CONFIRMED AS A LARGE
INFERRED RESOURCE, STRANGE LAKE PROJECT, QUÉBEC
Highlights:
-	An Inferred Resource Estimate for the deposit was determined using cut-off grades of 0.7%, 0.8%, 0.85%, 0.9%, 1.0%, 1.1% and 1.2% Total Rare Earth Oxides (TREO) and an average specific gravity of 2.72 g/cc

-	Using a base-case cut-off grade of 0.85%, the B-Zone hosts an Inferred Resource of 114.8 million tonnes grading nearly 1.0% TREO, 1.973% zirconium oxide, 0.208% niobium pentoxide, 0.053% hafnium oxide and 0.082% beryllium oxide

-	Heavy rare earths represent between 43% and 51% of the TREO in the deposit

-	Wardrop concludes that the resources estimate indicates the deposit has potential of hosting an economic mineral resource which warrants further investigation and development
Toronto, April 7, 2010 — Quest Uranium Corporation (TSX-V : QUC) is pleased to announce a new National Instrument 43-101 compliant resource estimate for its B-Zone rare earth deposit within the Strange lake project, Quebec. The estimate was prepared by Wardrop Engineering Inc. (“Wardrop”), who has also recommended that the deposit warrants further investigation and development. The Strange Lake Project is located 195 km northeast of Schefferville, Québec and 125 km west of the giant Voisey’s Bay nickel-copper-cobalt deposit, eastern Labrador (see Figure 1).
The base-case resource was estimated using a Total Rare Earth Oxide (TREO) cut-off grade of 0.85% TREO (Table 1). At this cut-off, the B-Zone hosts an Inferred Resource of 114.8 million tonnes grading 0.999% TREO, 1.973% zirconium oxide, 0.208% niobium pentoxide, 0.053% hafnium oxide and 0.082% beryllium oxide. In addition, Table 2 illustrates the grade averages for all of the Rare Earth oxides at the various cut-offs.
It is estimated that Heavy Rare Earth Elements (HREE) represent between 43% and 51% of the TREO in the deposit
Mineralisation within the deposit is currently open in all directions. It is intended to expand the knowledge of this with further, higher-density diamond drilling, planned to take place in 2010. Drilling will also assess the resource potential of other REE occurrences identified on the property in 2009. In addition, a program of metallurgical testing and advanced mineralogical studies of the deposit is currently advancing.
It is intended that the data from these studies will form the basis for a future Preliminary Assessment (PA) of the deposit.

Table 1 Inferred Resource Estimate for the Strange Lake B Zone Deposit.

TREO%	Tonnes		Proportion of HREO**
Cut-off	(x000 t)	TREO%*	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	includes Y2O3
           Where: HfO2 — hafnium oxide; ZrO2 — zirconium oxide; Nb2O5 — niobium pentoxide; F — fluorine; BeO — beryllium oxide
Notes:
1.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

3.	Wardrop considers a base case cut-off grade of 0.85% TREO to be reasonable in the absence of metallurgical data and economic parameters (i.e. operating costs).

4.	average specific gravity of 2.72 g/cc

5.	The resource estimate has been classified as an Inferred Resource for this reason and for the relatively wide-spaced sample support within the current outlined deposit.

6.	Resource Estimate is based on:
•	A database of 19 drill holes totalling 3,905.3m of diamond drilling where samples were composited on 2m lengths.

•	Specific gravity (SG) used the overall mean of 2.72 g/cc from 80 SG readings

•	Geological model bounded by 0.9% TREO limit above and below the deposit

•	Block model was estimated by Ordinary Kriging interpolation method on blocks 40m x 40m x 10m.

•	Resource Estimate assumes 100% recovery as metallurgical results are pending.
“The Wardrop Resource Estimate for the B-Zone REE deposit reported today is further confirmation of Quest’s firm belief that we are in the process of building a very important source of rare earth elements, particularly of highly-valued Heavy REE.” said Peter J. Cashin, Quest’s President and CEO. “All indications are that we will be able to greatly enhance the volume and surface dimensions of the mineralization for the deposit through diamond drilling in 2010. In combination with the impending Metallurgical work by Hazen Research, due in the latter part of Q2 2010, we intend to demonstrate the economic viability of the current resource through a Scoping Study of the preliminary economics of the B-Zone deposit. We also intend to drill test new areas of mineralization within the host Strange Lake Alkali Granite identified during 2009 exploration; these could greatly expand the important mineral inventory that we have been building on the property.”
Understanding the Rare Earth Metal Market
     The discovery of significant quantities of rare earth metals in the Strange Lake area, northeastern Québec, has driven Quest to seek strong perspectives on this new, highly valuable set of metallic commodities and to broaden its mineral asset base. Currently, 97% of the world’s rare earth metals are produced in China, whose abundant resources and low production costs have made it a key source of these metals. China has placed strict controls on REE mining, production and export in order to maximise its own use of the resources. As a result, the past 4 years have brought fundamental change to the global industry, taking it from oversupply to demand shortages. Of the total rare earths produced by China, 98% of these are what is termed Light Rare Earth Elements (LREE) which are the more common members of the Lanthanide series on the Periodic Table of Elements. Most of the current applications which use rare earths are LREE because of greater Chinese availability of these metals. Alternatively, China produces only very small amounts of what is termed Heavy Rare Earth Elements (HREE). A lack of an abundant primary supply of the rarer, more valuable HREE has impeded the expansion of the current and developing technologies which use them. Quest’s Strange Lake deposits are unusually enriched in the HREE and present themselves as some of the world’s only potential primary sources of these metals.
During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth producers ceasing their operations and almost exclusive reliance on China supplies. With curbing of exports from China and continued growth demand elsewhere, the supply-demand deficit is causing great concern to major REE consuming countries (Japan, Korea, Taiwan, Euro zone, United States), and they are anxious to identify new sources of rare earths. With excellent prospects for growth in the hybrid auto manufacturing, aerospace, defence and electronics industries, demand growth in REE of 8-11% per year is projected. There is a pressing need for new non-Chinese production capacity in the next 3 to 5 years. This has focused attention on the re-opening of the Molycorp operation in Mountain Pass, on probable loparite production increases from the Kola Peninsula, Russia and Lynas Corporation’s plans to process Mount Weld ore in Australia. Other potential REE sources such as Nolans, Australia and Hoidas Lake and Nechalacho (Thor Lake) in northern Canada are also being considered for potential production.
On the basis that China will adhere to the announced production and export limits, there is a real prospect that by 2012 to 2013 the country will only produce sufficient material to satisfy domestic consumption. To meet the estimated global demand of 200,000t REO in 2012, approximately 60,000t of new capacity will be needed to meet the unfulfilled demand from outside China. In addition, it is estimated that world demand could reach 250,000 tonnes of REE per year by 2015, up from 135,000 tonnes in 2008. Primary production is unlikely to keep pace with the increasing demand.
2010 Exploration Program
Quest intends to carry out a significant program of trenching, geological mapping, geochemical sampling and 15,000 m of diamond drilling with four rigs on the property.
A total of 13,000 m of diamond drilling will focus on the area that is currently the object of Quest’s Resource Estimation of the B-Zone (drilled on approximately 150-m centres). The objective of the program will be to upgrade and expand the deposit by drilling at either 75 m or 50 m centres across the area of mineralization defined to date. As well, because Quest’s 2009 drillholes into the Zone were all stopped in mineralization, more powerful drill machines will be brought in so as to allow Quest to penetrate the full vertical extent of the mineralized system. Two drills will be used for this purpose. A third drill will be used to explore the eastern half of the B-Zone radiometric anomaly. This is intended to expand this part of the deposit into the Inferred Category. Finally, a fourth drill will be used to test new areas of surface mineralization discovered on the property in 2009. A total of 2,000 m of drilling will be required for this part of the campaign.
It is anticipated that exploration crews will arrive on the property sometimes in June. Quest intends to establish a permanent, winterized camp installation on the property at project start-up so as to allow Quest to explore on the property year-round.
Qualified Persons
Peter Cashin, P. Geo. is the Qualified Person on the Strange Lake Project. Mr. Cashin has read and approved the disclosure of the technical information in this news release.
Tim Maunula, P.Geo., Chief Geologist with Wardrop, is the Qualified Person responsible for the mineral resource estimate. The effective date of the resource is April 5, 2010.

About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation is currently completing a 43-101 Resource Estimate and Metallurgical study as part of an on-going economic evaluation of the deposit. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questuranium.com
URL: www.questuranium.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release
This news release contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest Uranium Corporation (“Quest”). Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive therefrom. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released. Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Figure 1 — Strange Lake Project Location Map, Québec

Figure 2 — Geology and Mineralization Compilation Map, Strange Lake Project, Québec

Table 2 — Average Metal Oxides at Various TREO Cut-off Grades, B-Zone Deposit, Strange Lake Project, Québec
Table 2 Inferred Resource Estimate for the Strange Lake B Zone Deposit; Individual Oxides of the TREO.

TREO%	Tonnes
Cut-off	(x000 t)	La2O3%	Ce2O3%	Pr2O3%	Nd2O3%	Sm2O3%	Eu2O3%	Gd2O3%	Tb2O3%	Dy2O3%	Ho2O3%	Er2O3%	Tm3O3%	Yb2O3%	Lu2O3%	Y2O3%
1.20%	11,809	0.148	0.316	0.036	0.124	0.033	0.002	0.038	0.009	0.066	0.015	0.046	0.008	0.046	0.006	0.461
1.10%	21,757	0.143	0.305	0.034	0.120	0.032	0.002	0.035	0.009	0.059	0.013	0.041	0.007	0.041	0.005	0.413
1.00%	40,388	0.139	0.296	0.033	0.116	0.030	0.002	0.032	0.008	0.052	0.012	0.035	0.006	0.037	0.005	0.360
0.95%	54,560	0.137	0.291	0.032	0.114	0.028	0.002	0.030	0.007	0.048	0.011	0.033	0.006	0.034	0.004	0.334
0.90%	82,541	0.134	0.282	0.031	0.110	0.027	0.002	0.028	0.006	0.044	0.010	0.030	0.005	0.031	0.004	0.302
0.85%	114,823	0.132	0.274	0.030	0.107	0.026	0.002	0.027	0.006	0.041	0.009	0.028	0.005	0.029	0.004	0.281
0.80%	133,654	0.130	0.269	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.271
0.70%	137,639	0.129	0.268	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.269